Exhibit 99.1

Skeena Files Environmental Assessment Application for Eskay Creek

Vancouver, BC (April 16, 2025) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold and Silver”, “Skeena” or the “Company”) is pleased to report positive progress on the permitting timeline for its 100%-owned Eskay Creek Gold-Silver Project (“Eskay” or the “Project”). The Company has filed the Environmental Assessment (“EA”) application with the BC Environmental Assessment Office (“EAO”) for joint review with the Tahltan Central Government (“TCG”). Uploading of the revised EA application started on March 31 and was completed on April 14, 2025. The Company has outlined and provided responses on all agreed upon information requirements from the initial application to support a robust revised application to restart mining operations at Eskay Creek.

Nalaine Morin, Vice President of Environment & Regulatory Affairs of Skeena, commented: “The submission of our Environmental Assessment application is a defining accomplishment, and I would like to thank everyone on Skeena’s Environmental Assessment and Regulatory Engagement team for their tireless efforts in moving the project forward. I also want to acknowledge the Tahltan Central Government, BC’s Environmental Assessment Office and the technical working committee, who have all facilitated the completion of this step. We are encouraged by our progress in advancing our permitting schedule in a timely manner and will now be focusing our efforts on the streamlined Joint Permit Application for the BC Mines Act and Environmental Management Act, that will be filed towards the end of this month.”

Randy Reichert, Chief Executive Officer of Skeena, commented: “With the filing of the Environmental Assessment application, Eskay Creek permitting is on track to meet our timelines. We appreciate the recognition of being on the Province of British Columbia’s list of projects to be fast-tracked, while continuing our commitments to the Tahltan Nation’s EA Consent Decision Process. With the provincial environmental assessment progressing smoothly, we expect to receive the environmental assessment certificate in Q4 2025.”

“Eskay Creek will be a key contributor to regional economic growth and community development for nearly two decades with a projected contribution of $14 billion to the GDP of BC and Canada and $3.6 billion of estimated tax payments over the life of the mine. Additionally, with substantial critical metal production, Eskay Creek is poised to become Canada’s largest silver mine, producing a vital metal that will support a cleaner future.”

Randy Reichert continued: “I would also like to extend my sincere congratulations to our Vice President of Environment & Regulatory Affairs, Nalaine Morin, on being awarded the King Charles III Coronation Medallion. This prestigious award recognizes significant contributions to Canada or to a specific province, territory, region, or community. Nalaine is a strong Tahltan voice within Skeena and has been a driving force in leading the Environmental Assessment process, and this honor is a testament to her outstanding leadership and dedication. We are incredibly proud to have Nalaine on the Skeena team.”

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Environmental Assessment Application and Public Consultation

Following the Company’s initial Environmental Assessment application submission in mid-August 2024, the Project successfully completed the initial rounds of the public comment period and open houses. Skeena’s Regulatory Engagement team has gathered and addressed input from BC EAO and the Technical Advisory Committee which includes participation from Indigenous Nations, including the Tahltan Nation (as represented by Tahltan Central Government), and regulatory agencies. The initial application addressed over 2,500 comments from the surrounding communities and was completed on schedule.

Concurrently with the revised EA application, a Joint Permit Application for the BC Mines Act / Environmental Management Act is being prepared for filing in late April.

Reinstated Economic Impact Results for Eskay Creek

Skeena engaged consulting firm Tahltan ERM Environmental Management to conduct economic benefits modelling to determine the long-term economic value that Eskay Creek will generate. The results of this study confirmed that the development of Eskay Creek will create a significant new economic engine for B.C. and Canada. The project will bring direct, indirect and induced benefits to diverse stakeholders – including Tahltan Nation, the Regional District of Kitimat-Stikine (where the Project is located), B.C., other provinces and territories, and Canada as a whole. All dollars expressed herein are in Canadian dollars, unless otherwise noted.

Study Highlights Include:

•	An Economic Driver: The mine will provide significant long-term value for both the national and local economies, with an estimated impact on gross domestic product of $14 billion over the life of the mine, assuming a gold and silver price of US$2,500 and US$30 per ounce respectively. Since 2018, Skeena has already invested over $460 million in BC, with significant portions going towards service providers in the northwest region of the province.

•	Cornerstone of Regional Employment: The Project will provide meaningful employment opportunities over many years. Skeena always prioritizes hiring local employees and local suppliers wherever possible and will create over 800 direct jobs and potentially 2,000 jobs for outside service and contract organizations.

o	949 direct jobs during peak construction

o	771 direct jobs during peak operations

o	31,258 person-years of employment during all phases of the Project (including, direct, indirect and induced)

•	Revenues for governments: The Project is expected to contribute roughly $3.6 billion in direct, indirect and induced tax revenue to B.C. and Canada over the life of the mine. This estimate includes provincial and federal government tax revenues, including Corporate Income Tax and BC Mineral Tax revenue and assumes gold and silver prices of USD$2,500 and USD$30 per ounce respectively.

•	Significant Critical Minerals Production in Canada: In addition to gold and silver, Eskay Creek also hosts a suite of other critical minerals including significant quantities of antimony, zinc, lead and copper, none of which are included in the economics of Skeena’s current Definitive Feasibility study. Once Eskay Creek begins production, Skeena will be able to extract all these key metals in a bulk sulfide concentrate. These other metals also have the potential to increase concentrate payabilities and project economics beyond the current estimates.

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Corporate Update

Skeena extends its Congratulations to Nalaine Morin, Vice President of Environment & Regulatory Affairs, on being awarded the King Charles III Coronation Medal. This prestigious Canadian honour was established to mark the Coronation of His Majesty King Charles III and recognizes individuals who have made significant contributions to Canada and their home provinces. This well-deserved honour recognizes Nalaine's unwavering commitment and leadership to the industry and the greater community. Her steadfast advocacy for Indigenous inclusion in British Columbia’s resource sector has driven meaningful change towards more sustainable development.

About Skeena

Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles	Randy Reichert

Executive Chairman	President & CEO

For further information, please contact:

Galina Meleger

Vice President Investor Relations

E: info@skeenagold.com

T: 604-684-8725

W: www.skeenagoldsilver.com

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Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

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Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “is being”, “considers”, “estimates”, “expects”, “is expected”, “is poised to become”, “surpasses”, “strives to”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the anticipated timing of receipt of the Environmental Assessment certificate in Q4 2025; anticipated contributions to provincial and federal GDP; anticipated federal and provincial tax contributions; anticipated direct and indirect employment impact generated during all phases of the Project; anticipated timing for the filing of the Joint Permit Application for the BC Mines Act in late April; the ability to extract and process critical minerals not included in the Company’s Definitive Feasibility Study; the Project’s anticipated production; and the future price of metals. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, capital and operating costs, the availability of financing, the timing of and receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2025. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; the receipt and timing of the environmental assessment certificate; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, the AIF dated March 31, 2025 the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	4